UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Bonn, 28 January 2003

Deutsche Telekom is selling its cable TV business in the remaining six regions to an investor consortium

Proceeds will make significant contribution to reducing debt

Deutsche Telekom has sold its remaining six regional cable TV networks.

The purchase contract was signed today with an investor consortium made up of Apax Partners, Goldman Sachs Capital Partners  and Providence Equity.

The price for the deal is EUR 1.725 billion in cash. The transaction  is expected to be completed by the end of March 2003. The sale is subject to various conditions, including approval from the EU competition authority and financing.

The transaction includes Deutsche Telekom’s remaining cable operations in the regions of Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Lower Saxony/Bremen, Berlin/Brandenburg, Saxony/Saxony-Anhalt/Thuringia, Rhineland-Palatinate/Saarland and Bavaria, as well as the relevant central operations. At the same time it was agreed with the investors that the purchase price will increase up to a further EUR 375 million depending on the value of the cable business in the future. The number of staff employed in the companies included in the deal totals approximately 2,500. They will be taken over by the new owner as soon as the transaction is completed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: January 29, 2003